STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

Year Ended September 30, 2001 (Dollars in Thousands except per share data)
Earnings per common share

Net Income available to common shareholders (for the twelve months ended September 30,2001)	$77,779
Weighted average common shares outstanding	77,136

Earnings per common share	$1.01

Earnings per common share assuming dilution

Net Income available to common shareholders (for the twelve months ended September 30, 2001)	$77,779

Weighted average common shares outstanding	77,136

Add: Dilutive effects of assumed exercises of stock options and warrants	1,808

Weighted average common and dilutive potential common shares outstanding	78,944

Earnings per common share assuming dilution	$0.99